Exhibit 99.1

EKSPORT
FINANS
NORWAY
PRESS RELEASE
November 5, 2015
Third quarter 2015 financial results
Eksportfinans’ operations remained stable in the first nine months of 2015 whilst financial results were positively affected by extraordinary income.
Net interest income was NOK 299 million for the first nine months of 2015, compared to NOK 341 million for the same period in 2014. The change was a result of the lower level of interest generating assets combined with reduced return on investments partly offset by extraordinary income.
Comprehensive income according to IFRS was negative NOK 251 million for the first nine months of 2015, compared to negative NOK 4,219 million for the same period of 2014. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans’ own debt.
Profit excluding unrealized gains and losses on financial instruments amounted to NOK 161 million for the first three quarters of 2015, compared to NOK 113 million for the first three quarters of 2014. The profit was positively affected by extraordinary income as reported in the financial results for the first half-year 2015, in addition to an actuarial gain of NOK 17 million after tax in the third quarter of 2015 related to pension commitments.
Total assets amounted to NOK 68 billion at September 30, 2015, compared to NOK 91 billion at December 31, 2014. The reduction was in line with expectations and due to the limitations on new lending business as well as repayments on the current debt portfolios.
The core capital ratio was 30.3 percent at September 30, 2015, compared to 24.3 percent at December 31, 2014.
At the end of the first nine months of 2015 the company had liquidity reserves totaling NOK 27 billion.
Eksportfinans’ financial reports and other information are available on www.eksportfinans.no.

EKSPORT
FINANS
NORWAY
For further information, please contact:
President and CEO, Geir Bergvoll:
tel: +47 913 15 485
e-mail: gbv@eksportfinans.no
EVP Director of staff / communications, Elise Lindbæk:
tel: +47 905 18 250
e-mail: el@eksportfinans.no
EVP Chief Financial Officer, Geir Ove Olsen:
tel: +47 900 92 326
e-mail: goo@eksportfinans.no
Facts about Eksportfinans ASA
Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2015 total assets amounted to approximately NOK 85 billion. The company is staffed by highly skilled individuals, approximately 45 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.
For more information about Eksportfinans, please refer to www.eksportfinans.com
Forward-looking statements
Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.